Filed by Taylor Capital Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Taylor Capital Group, Inc.

Commission File Number: 001-35749

Set forth below is informational material provided to employees of MB Financial, Inc. and Taylor Capital Group, Inc. regarding the proposed merger of MB Financial and Taylor Capital:

Answers for Employees

What does the merger mean?

Q:          Why are MB Financial Bank and Cole Taylor Bank merging?

A:         The combination of Cole Taylor and MB is a strategically attractive one. Separately, both banks have similar business philosophies, strong bases of middle-market customers, cultures built on service and relationship banking, and employees who are respected and valued in the industry. Together, we create a more competitive presence as a premier locally-operated commercial bank serving the financial needs of middle-market businesses and their owners. We will be uniquely-positioned to serve the Chicago metropolitan area through our enhanced scale, regional presence and ability to offer customers a broader platform of products and services. MB will be a powerful presence in the marketplace and will create even greater opportunities for employees, customers and investors.

Q:          When will the merger be closed?

A:           The merger is expected to close in the first half of 2014 and is subject to regulatory and shareholder approval.

Q:          When does the integration and conversion process begin?

A:         The process will begin immediately. Integration team leaders will be identified representing Cole Taylor and MB. The team leaders will be responsible for developing, coordinating and implementing the integration and conversion plan. The timeline has not yet been established, but the integration will occur shortly after the merger closing.

Q:          What will be the name of the combined banks?

A:           “Cole Taylor Bank” will become “MB Financial Bank.”

Q:          Will our combined company be publicly traded?

A:           Yes, it will be traded on the NASDAQ National Market under the symbol MBFI.

Q:          Who will be the chief executive officer of the combined company?

A:           Mitch Feiger will remain the president and chief executive officer of MB Financial, Inc. Mark Hoppe, currently president and chief executive officer of Taylor Capital Group, Inc., has agreed to serve as president and chief executive officer of MB Financial Bank. Both Mitch and Mark are committed to working together to build the best and most successful middle-market bank in Chicagoland.

Q:          Where will the corporate headquarters be located?

A:           MB Financial’s headquarters is 800 West Madison, Chicago, IL. MB’s primary operating center is at 6111 North River Road, Rosemont, IL.

Q:          What should I do if a newspaper reporter calls looking for information or comments about this transaction?

A:           Should a reporter call you for a story:

1.              Explain that you will forward their information to the appropriate person. Please make no other comments or answer any questions.

2.              If you are a Cole Taylor employee, please forward the caller or information to Erin Durkalski, director of marketing & product management, at edurkalski@coletaylor.com.

If you are an MB employee, please forward the caller or information to Jill York, chief financial officer at MB Financial, at jyork@mbfinancial.com or to Diane Shaughnessy, Marketing, at dshaughnessy@mbfinancial.com or to Doria Koros, Corporate Administration, at dkoros@mbfinancial.com.

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What does this merger mean for me?

Q:          Are there immediate changes to my job and hours?

A:           No. For now, you will continue to report to your current manager, at your current location with the same hours and schedule, and retain your current job responsibilities. In the next two weeks, Mitch Feiger and Mark Hoppe will introduce our new executive management team. We understand that change is uncomfortable and we’re committed to communicating frequently throughout the process as it relates to organizational changes.

Q:          How will the merger affect my potential opportunities for career growth?

A:           The fact is, the merger should enhance and expand opportunities for career growth. MB’s culture and work environment is very similar to that of Cole Taylor’s. MB invests heavily in “home-grown” talent, promotes from within, offers deep and well-structured development programs, and provides continued growth through a tuition reimbursement program as well as offerings through its MB University. These opportunities for growth are one of the reasons MB was named one of the top workplaces in Chicagoland by the Chicago Tribune for the second consecutive year. This recognition was based solely on employee input.

Q:          If policies are different at Cole Taylor and MB, which should I follow?

A:           You will continue to follow your bank’s current policies until further instruction is provided.

Q:          How will I get updates on the timeline and other news about the merger?

A:           Cole Taylor will have a dedicated page on CT Connect that will be updated with news, timelines and information as it becomes available. MB employees can find news, timelines and updates on MB.net. In the near future, a common site dedicated to merger news will be available for employees of both banks.

Q:          What should I do right now?

A:           There are three things that you should focus on right now:

1.              Keep doing what you do best: It’s important that you remain focused and continue working hard to meet the needs and expectations of our customers.

2.              Communicate: We know how important it is to keep the channels of communication open. Don’t let the speculation of others keep you from sharing your concerns, and getting answers right from the source. We understand you will have lots of questions. It is our goal to keep you well-informed.

3.              Remain open to the possibilities: Change can be uncomfortable but your willingness to adapt and operate outside your comfort zone could lead to new and exciting career opportunities.

How can I help my customers?

Q:          What should I say when customers ask me about the merger?

A:           Please take the time to review the Customer Talking Points posted on the intranet. It includes all the answers to the questions that your customers will most likely ask you. Basically, reassure them that it’s business as usual. While some things may change over time, chances are great that those changes are for the better. At the heart of the decision to merge is that the marriage of Cole Taylor and MB brings together two home-grown banks with deep roots in Chicago and a history of serving the financial needs of middle-market businesses and their owners, individuals and their families, and the communities where we do business.

We know that you’ll do everything you can to assist our customers and answer any of their questions.

Additional Information and Where to Find It

MB Financial will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of MB Financial and Taylor Capital that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and Taylor Capital. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about MB Financial, Taylor Capital and the proposed transaction. When filed, this document and other documents relating to the merger filed by MB Financial and Taylor Capital can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Taylor Capital’s website at www.taylorcapitalgroup.com under the tab “SEC Filings” and then under “Documents”. Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from Taylor Capital, upon written request to Taylor Capital Group, Inc., Investor Relations, 9550 West Higgins Road, Rosemont, Illinois 60018 or by calling (847) 653-7978.

MB Financial, Taylor Capital and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of MB Financial relating to its 2013 Annual Meeting of Stockholders filed with the SEC by MB Financial on April 12, 2013 and the definitive proxy statement of Taylor Capital relating to its 2013 Annual Meeting of Stockholders filed with the SEC on April 24, 2013. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.